                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549



                                   FORM 6-K

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934

                        For the month of February 2000

                    Sapiens International Corporation N.V.
               (translation of registrant's name into English)


                             c/o Landhuis Joonchi
                         Kaya Richard J. Beaujon z/n

                                 P.O. Box 837
                                  Willemstad

                        Curacao, Netherlands Antilles

                              (599) (9) 7366277
                   (address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                          Form 20-F X Form 40-F ___
                                    --


      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                 Yes     No X
                                    ----   ----




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                                                                          Page 2


About National Australia Bank Group

National Australia Bank Group is an international financial services group providing a comprehensive and integrated range of financial services across four continents and 15 countries. It holds assets in Australia, the US, Asia, the UK, Ireland and New Zealand.

Globally, National has:
        o     an asset base of over $250 billion
        o     over $400 billion in assets under administration
        o     close to nine million customers

Furthermore, National Australia Bank Group is ranked as one of the world's 50 largest banks.

In Australia, National is one of the three largest companies listed on the Australian Stock Exchange. It holds the largest banking market share and offers a rapidly growing financial services capability.

National's European operations include Yorkshire Bank, Clydesdale Bank, National Australia Life, Northern Bank and the National Irish Bank. Yorkshire Bank is the principal English arm of the National Australia Bank Group's European operations. With its head office based in Leeds, the Bank employs 6,000 personnel and has a network of 255 retail branches. Clydesdale Bank was acquired by National Australia Bank Group in October 1987 and is one of the major Scottish Clearing Banks with 274 branches across Scotland, in London and the North of England.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                   # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.


[Sapiens logo]                                                 [Cap Gemini logo]

                      FOR ADDITIONAL INFORMATION

Florence Mairal               Lauri Hanover                    John W. Heilshorn, Jr./Jody Burfening
Group PR and Business         Chief Financial Officer          Lippert/Heilshorn &
Communication Manager
Cap Gemini Group              Sapiens International            Associates Inc.
Tel: +33 1 47 54 50 91        Tel:  +1-877-554-2426            Tel: +1-212- 838-3777
                                    +972-8-938-2701
E-mail: fmairal@capgemini.fr  E-mail: lauri.h@sapiens.com      E-mail: jody@lhai.com



   CAP GEMINI FRANCE AND SAPIENS TO ESTABLISH OPERATIONS CENTER FOR
                        EURO CONVERSION PROJECTS


Paris, France--February 18, 2000--Cap Gemini France, an affiliate of the Cap Gemini Group (Paris Stock Exchange: CAPP.PA) and Sapiens International Corporation N.V (NASDAQ: SPNS) today announced the establishment of a center of operations for the implementation of euro conversion projects. Sapiens is Cap Gemini's exclusive partner in the implementation of euro conversion services through their joint operational center.

The establishment of the joint operations center is the concrete implementation in France of the Pan European Joint Euro Marketing Agreement announced earlier this year. The operations center addresses the strong market demand for the joint Cap Gemini-Sapiens euro conversion offering.

Sapiens will train Cap Gemini in the implementation of its Sapiens EuroMigration(TM) solution technologies and methodologies. Joint project implementation teams comprised of Cap Gemini and Sapiens consultants combine the strengths of Cap Gemini's euroTRANSFORMATION Services and Sapiens EuroMigration to deliver comprehensive, rapid euro conversion solutions.

Commenting on the new Cap Gemini-Sapiens initiative, Mr. Robert Mauries, Cap Gemini's Director of Euro Offering-France, said: "We are very pleased with the developing business relationship between Cap Gemini and Sapiens. We have been impressed with the strength and agility of the Sapiens EuroMigration solution, which is a perfect compliment to the euro conversion technology and methodology developed by Cap Gemini. We look forward to a longstanding IT partnership with Sapiens, particularly in light of the explosive growth in the euro conversion market."

Saadia Essoudry, Sapiens' Vice President-France, added: "We are delighted to establish a euro conversion operations center of excellence with Cap Gemini, which offers its industry-leading euroTRANSFORMATION Services. This center gives both companies the expertise and critical mass to effectively market and implement euro conversion solutions and services."

About Cap Gemini

The Cap Gemini Group is the leading European management consulting and IT services group. The Group reported 1999 revenues of 28.2 billion francs (4.31 billion euros) and has a workforce of 40,000 employees. The Group is represented in 20 countries worldwide. Cap Gemini can be reached at http://www.capgemini.com

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships. The Company's installed base of customers includes 3M, Air France, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                   # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[Sapiens logo]


         FOR ADDITIONAL INFORMATION
         Lauri Hanover                     John W. Heilshorn, Jr./Jody Burfening
         Chief Financial Officer           Lippert/Heilshorn &
         Sapiens International             Associates Inc.
         Tel:  + 1-877-554-2426            Tel: + 1-212-838-3777
               + 972-8-938-2701
         E-mail: lauri.h@sapiens.com       E-mail: jody@lhai.com


           SAPIENS LAUNCHES NEW BRUNSWICK POWER INTO DOT-COM TERRITORY
                                  WITH WEBSITE



Research Triangle Park, NC--February 28, 2000--Sapiens International Corporation N.V (NASDAQ: SPNS), a global e-business solutions provider, today announced that Sapiens Internet Marketing Associates launched www.nbpower.com, a website developed for the New Brunswick provincial electrical utility ("NB Power"), demonstrating Sapiens' capability to rapidly deliver Internet-based solutions.

NB Power, a provincial crown corporation, generates and supplies electricity to over 300,000 customers in New Brunswick and exports electricity to neighboring provinces in New England and Eastern Canada. The newly designed website updates the traditional utilities company with a fresh, dot-com image, by disseminating detailed information regarding the company's operations, products and services. The website also allows customers to request disconnect, reconnect, or new services using on-site forms. In addition to the web design, strategy, integration technology and implementation services, Sapiens also provided training to key NB Power personnel so that the site could be fully managed and maintained in-house.

"NB Power is very excited to add a website to its range of services and communication tools," said Marcella LeBlanc, NB Power's Director of Public Affairs. "We gave Sapiens Internet Marketing Associates a challenging project with a tight deadline, and the final result exceeded our expectations. They delivered on time as promised, and we can now provide our customers with a wider range of services."

"We consider this project our `acid test' and could not be happier with the results," commented Yuda Doron, Executive Vice President, Sales and Business Development, Sapiens International. "Not only did this project confirm the rapidity with which our eMerge methodology helps clients accelerate Internet capabilities, but it also confirmed how well the newly acquired Internet Marketing Associates supplements Sapiens' core competencies to encompass the entire range of Internet-based solutions. Sapiens' fundamental commitment is the rapid delivery of a comprehensive, end-to-end solution to our customers, from the front-end of web design, strategy and development, to the back-end of integrating infrastructure applications to support on-demand, Internet-enabled transaction processing."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                    ###


Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                            Sapiens International Corporation N.V.
                                         (Registrant)




Date:February 29, 2000                By: /s/ Steve Kronengold/ag
                                         ----------------------------
                                            Steve Kronengold
                                            General Counsel